18005627

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Funds, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Congress Street
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Long (617) 663-4343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS
BW

OATH OR AFFIRMATION

I, Jeffrey Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Funds, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA VITALE BROWN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 12, 2019

Sandra Vitale Brown
Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN HANCOCK FUNDS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2017

Contents

EY

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
John Hancock Funds, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of John Hancock Funds, LLC (the Company) as of December 31, 2017, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations, changes in shareholders' equity, and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 1991.

February 28, 2018
Boston, Massachusetts

JOHN HANCOCK FUNDS, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2017

Assets	
Cash	$ 790,181
Money market securities - trading (cost $57,187,365)	57,187,365
Accounts receivable	2,681,786
Deferred selling commissions	3,508,624
Due from affiliated companies	2,672,437
Intangible assets, net	4,445,120
Software, net	16,228,772
Other assets	639,790
Total assets	$ 88,154,075
Liabilities	
Accounts payable and accrued expenses	$ 19,482,742
Commissions and distribution expenses payable	8,664,068
Due to affiliated companies	15,208,897
Deferred income taxes, net	1,625,968
Total liabilities	44,981,675
Shareholder's equity	
Common stock ($1.00 par value; 1,000 shares authorized, issued and outstanding)	1,000
Additional paid-in capital	1,066,851,129
Retained earnings (deficit)	(1,023,679,729)
Total shareholder's equity	43,172,400
Total liabilities & shareholder's equity	$ 88,154,075

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK FUNDS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

Revenues	
Selling commissions	$ 33,104,124
Rule 12b-1 service fees	157,104,934
Other revenue	398,811
Total revenues	190,607,869
Expenses	
Selling commissions	38,974,929
Rule 12b-1 service fees	127,312,499
Marketing support expenses	34,187,538
Other selling, general, and administrative expenses	190,985,831
Total expenses	391,460,797
Income (loss) before income taxes	(200,852,928)
Income tax expense (benefit)	(70,851,669)
Net income (loss)	$ (130,001,259)

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK FUNDS, LLC

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2017	$ 1,000	$ 934,251,129	$ (893,678,470)	$ 40,573,659
Net income (loss)	-	-	(130,001,259)	(130,001,259)
Capital contributions by Parent	-	132,600,000	-	132,600,000
Balance at December 31, 2017	$ 1,000	$1,066,851,129	$(1,023,679,729)	$ 43,172,400

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK FUNDS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Operating Activities	
Net income (loss)	$(130,001,259)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of deferred selling commissions	8,666,042
Amortization of software and other intangible assets	3,471,195
Deferred income taxes	(2,311,395)
Change in operating assets and liabilities:	
Net (subscriptions) redemptions of money market securities	11,649,454
Accounts receivable	19,425
Deferred selling commissions, excluding amortization	(6,288,756)
Due to/from affiliated companies	(11,616,143)
Other assets	460,428
Accounts payable and accrued expenses	2,100,454
Commissions and distribution expenses payable	(1,439,709)
Net cash provided by (used in) operating activities	(125,290,264)
Investing Activities	
Purchase of software	(7,043,333)
Net cash provided by (used in) investing activities	(7,043,333)
Financing Activity	
Capital contributed by Parent	132,600,000
Net cash provided by (used in) financing activities	132,600,000
Net increase (decrease) in cash	266,403
Cash at beginning of year	523,778
Cash at end of year	$ 790,181

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK FUNDS, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

John Hancock Funds, LLC (the "Company") is a direct wholly-owned subsidiary of John Hancock Advisers, LLC ("Advisers" or "Parent"). Advisers is a direct wholly-owned subsidiary of John Hancock Subsidiaries, LLC ("Subsidiaries"). Subsidiaries is a direct wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act") and a Securities and Exchange Commission ("SEC") registered investment advisor under the Investmetn Advisers Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated in the State of Delaware on January 19, 1991. The Company serves as the wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the "Funds") managed by Advisers.

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash. Cash includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Money Market Securities. The Company classifies its money market securities as trading securities and records these securities at fair value. The change in fair value related to trading securities is included in other revenue in the Statement of Operations. These securities include investments in money market registered investment companies.

Deferred Selling Commissions. On July 1, 2013, the Company discontinued selling Class B-shares. The Company formerly paid a selling commission to the selling broker/dealer for sales of the Funds that do not have a front-end sales charge, for Class B-shares, which also carry Contingent Deferred Sales Charges ("CDSC"). B-shares selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not to exceed six years. The Company also pays a selling commission to the selling broker/dealer for Class C-Shares. C-Share selling commissions are also capitalized as deferred selling commissions, and are amortized on a straight-line basis over a period not to exceed one year.

The amortization periods are intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds upon redemption of Class B and C-shares. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed. On an annual basis, the Company tests for impairment and none was noted for the year ended December 31, 2017.

Intangible Assets. Intangible assets include the distribution network of sales agents and producers responsible for procuring business. As a result of the acquisition of John Hancock by MFC in 2004, $16,936,000 was initially recognized as the fair value of the distribution networks. Distribution networks are amortized over their respective estimated lives in other selling, general, and administrative expenses. Management determined at inception that these other intangible assets have an estimated definite life of 28 years.

Amortizing intangible assets are reviewed for impairment only upon the occurrence of certain triggering events. Impairments are recorded whenever the other intangible asset's fair value is deemed to be less than its carrying value.

Software. Software consists of customer relationship management software and other software development costs for internal-use which are amortized on a straight-line basis up to a 5-year useful life. The amortization period commences when the software is ready for use, and is intended to approximate the period of time over which the Company will benefit from the functionality of the software. The Company assesses the expected future benefit of the software at least annually to determine whether the value of the asset should be impaired.

Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distressed sale) between market participants at the measurement date; that is, an exit value.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

- Level 3 – Fair value measurements using significant non-market observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

Money market securities are classified within Level 1 of the fair value hierarchy and based on quoted market prices. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2017. The Company's policy is to record such transfers at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value.

Revenue Recognition. Selling commissions are recorded on the trade date. CDSC commissions are recognized as income when received. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Other revenue includes interest income which is recognized on an accrual basis.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to due from affiliated companies. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Foreign Currency Translation. Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Transactions in a foreign currency are initially recorded at the functional currency rate prevailing at the date of the transaction. Revenues and expenses are translated using the average exchange rates during the year. Gains or losses on foreign currency transactions are reflected in earnings.

Future Adoption of Recent Accounting Pronouncements

ASU 2014-09, Revenue from Contracts with Customers (Topic 606)

In May 2014, the FASB issued a new accounting standard that supersedes virtually all U.S. GAAP guidance on revenue recognition. The FASB has also issued several updates to ASU 2014-09. The new standard, as amended, is effective for fiscal years beginning after December 15, 2017.

The new standard requires recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to. ASU 2014-09 does not apply to insurance contracts, financial instruments, and lease contracts.

The Company will adopt the new revenue recognition standard effective January 1, 2018, using the modified retrospective method with no restatement of comparative information. The Company's service arrangements are generally satisfied over time, and measured and collected from customers within a short term as services are rendered. Adoption of the new revenue recognition standard will not have a significant impact on the Company's Consolidated Financial Statements.

Lease Accounting

In February 2016, the FASB issued updated guidance that requires the rights and obligations associated with leasing arrangements be reflected on the balance sheet in order to increase transparency and comparability among organizations. Under the updated guidance, lessees will be required to recognize a right-of-us asset and liability to make lease payments and disclose key information about leasing arrangements. The updated guidance is effective for fiscal years periods beginning after December 15, 2019. The Company is assessing the impact of the guidance.

Note 3 – Related Party Transactions

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Distribution Agreements. As the wholesale distributor and/or underwriter for the Funds managed by Advisers, the Company has distribution agreements with the Funds pursuant to which the Company earns selling commissions by making the Funds available to broker/dealers unrelated to JHUSA and to registered representatives of Signator Investors, Inc, ("Signator"), an indirect wholly-owned subsidiary of JHUSA. The Company reimburses Signator for certain marketing expenses. These expenses totaled $125,853 for the year ended December 31, 2017 and are included in marketing support expenses on the Statement of Operations.

The Company has entered into a Distribution Plan Service Agreement with Signator under which the Company pays Signator selling commissions and distribution expenses for selling certain Funds. The Company incurred and paid selling commissions of $1,629,443 and distribution expenses of $4,190,584 which are included in selling commissions and Rule 12b-1 service fees, respectively, in the Statement of Operations for the year ended December 31, 2017.

Rule 12b-1 Distribution Plans. The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. These plans are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments

(fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. The Company incurred and paid John Hancock Distributors LLC ("Distributors") Rule 12b-1 distribution fees for distributing certain funds on behalf of the Company of $25,386,015 for the year ended December 31, 2017 and are included in Rule 12b-1 service fees paid in the Statement of Operations.

Service Agreements. The Company reimburses JHUSA payroll, rent, shared services, and other administrative expenses. These expenses amounted to $167,920,081 for the year ended December 31, 2017 and are included in other selling, general, and administrative expenses in the Statement of Operations.

Due from/to Affiliated Companies. Due from affiliated companies at December 31, 2017 included certain operating expenses paid by the Company on behalf of Advisers. Generally, these are settled monthly.

Due to affiliated companies at December 31, 2017 includes 12b-1 fee expenses, broker support expenses, payroll related expenses and other administrative expenses paid on behalf of the Company by Distributors, Signator, John Hancock Signature Services, Inc. ("Signature Services"), JHUSA, Manufacturers Life Insurance Company ("MLI") and MFC. Generally, these are settled monthly.

Capital Contributions. For the year ended December 31, 2017, the Company received cash capital contributions of $132,600,000 from Advisers.

Note 4 – Deferred Selling Commissions

The rollforward of deferred selling commissions as of December 31, 2017 is as follows:

Balance, beginning of year	$	5,885,910
Additions		6,288,756
Amortization		(8,666,042)
Balance, end of year	$	3,508,624

Note 5 – Intangible Assets

Intangible assets are as follows:

December 31, 2017	Gross Carrying Amount	Accumulated Net Amortization	Net Carrying Amount
Subject to amortization:			
Distribution network	$ 16,936,000	(12,490,880)	$ 4,445,120
Total	$ 16,936,000	(12,490,880)	$ 4,445,120

Amortization expense was $904,436 for the year ended December 31, 2017. The expense is recorded to other selling, general, and administrative expenses in the Statement of Operations. Amortization expense for other intangible assets is expected to be approximately $774,197 in 2018, $662,713 in 2019, $567,282 in 2020, $485,594 in 2021, and $415,668 in 2022. There were no intangible asset impairments in 2017.

Note 6 – Software

Software is comprised of the following as of December 31, 2017:

Software	$ 19,877,128
Less accumulated amortization	(3,648,356)
Software, net	$ 16,228,772

Amortization expense for the year ended December 31, 2017 amounted to $2,566,759 and is included in other selling, general, and administrative expenses in the Statement of Operations.

Note 7 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for year ended December 31, 2017 were as follows:

Current taxes	
Federal	$ (68,544,031)
Total	(68,544,031)
Deferred taxes	
Federal	(2,307,638)
Total	(2,307,638)
Total income tax expense (benefit)	$ (70,851,669)

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for year ended December 31, 2017 follows:

Tax at 35%	$ (70,298,525)
Add (deduct):	
Nondeductible expenses, including meals and entertainment	530,835
Deferred tax rate change	(1,083,979)
Total income tax expense (benefit)	$ (70,851,669)

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at the financial condition date. For December 31, 2017, deferred tax assets and liabilities consisted of the following:

Deferred income tax assets:	
Legal Contingency	53,970
Total deferred income tax assets	53,970

Deferred income tax liabilities:		
Deferred selling commissions	$	736,811
Intangible assets, net		933,475
Other		9,652
Total deferred income tax liabilities		1,679,938
Net deferred tax assets (liabilities)	$	(1,625,968)

On December 22, President Trump signed into law, the *Tax Cuts and Jobs Act* (the "Act"), which includes a broad range of modifications to existing tax law affecting businesses including a reduction in the corporate rate from 35% to 21% for tax years beginning after December 31, 2017. The Company has applied existing guidance to the best available information in the recording of its provisional amounts reflected in the 2017 financial statements, which can be impacted as further regulatory and IRS guidance emerge. The Income Statement as December 31, 2017 appropriately reflects a $1,083,979 benefit for the revaluation of deferred tax assets and deferred tax liabilities from 35% to 21%, the new enacted tax rate.

The Company has not recorded a valuation allowance with respect to the realizability of its deferred tax assets. In assessing the need for a valuation allowance, management considered the future reversal of taxable temporary differences, future taxable income exclusive of reversing temporary differences, taxable income in the carry back period, as well as tax planning strategies. Tax planning strategies were considered to the extent they were both prudent and feasible and if implemented, would result in the realization of deferred tax assets. Based on management's assessment of all available information, management believes that it is more likely than not the Company will realize the full benefit of its deferred tax assets.

In 2016, the IRS completed their audit of 2002 through 2013 and no adjustments were raised for the Company. Tax years 2014 and 2015 are currently under examination.

The Company has no reserves for uncertain tax positions. Any related interest and penalty expense would be recorded in Other Selling, General and Administrative Expense in the Statement of Operations.

Note 8 – Net Capital and Regulatory Requirements

As a registered broker/dealer, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1").

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent

of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2017, the Company had net capital, as defined, of $13,444,594. The minimum net capital requirement at December 31, 2017 was $250,000.

The Company has claimed exemption from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Note 9 – Commitments and Legal Proceedings

Commitments. The Company has entered into operating leases with unrelated parties for office space.

Minimum payments required under the leases are as follows:

		Office Space
Year ending December 31,	2018	37,074
	2019	3,241
	2020	-
	2021	-
	Thereafter	-
		$ 40,315

Legal Proceedings. The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company. The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

Note 10 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2017 financial statements through February 28, 2018, the date on which the financial statements were issued.

Supplemental Information

John Hancock Funds, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2017

Computation of Net Capital	
Total shareholder's equity (from Statement of Financial Condition)	$ 43,172,400
Allowable credits:	
Deferred income taxes, net	1,625,968
Total capital and allowable credits	44,798,368
Nonallowable assets:	
Accounts receivable	2,681,786
Deferred selling commissions	3,508,624
Software, net	16,228,772
Due from affiliated companies	2,672,437
Intangible assets, net	4,445,120
Other assets	673,288
Total nonallowable assets	30,210,027
Net capital before haircuts on securities positions	14,588,341
Haircuts on securities:	
Investment in money market securities	1,143,747
Total haircuts on securities	1,143,747
Net capital	$ 13,444,594
Computation of Alternate Net Capital Requirement	
Minimum net capital required (2% of aggregate debit items pursuant to Rule 15c3-3)	$ -
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 250,000
Excess net capital over requirement	$ 13,194,594

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2017.

John Hancock Funds, LLC
Schedule II – Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(i) of that rule.

EY
Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843

Report of Independent Registered Public Accounting Firm

To the Board of Directors
John Hancock Funds, LLC

We have reviewed management's statements, included in the accompanying exemption report pursuant to SEC Rule 15c3-3, in which (1) John Hancock Funds, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2018

John Hancock Funds, LLC

John Hancock Funds, LLC's Exemption Report

John Hancock Funds, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following: The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i). The Company serves as a wholesale distributor and/or underwriter for registered investment companies (the Funds) throughout the United States for its parent company John Hancock Advisers, LLC which is the investment adviser for the Funds. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) because it does not hold customer funds or safekeep customer securities as a registered broker dealer.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

John Hancock Funds, LLC

I, Jeffrey Long, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeffrey Long

Title: Chief Financial Officer

2/28/2018

Date

EY
Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of John Hancock Funds, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of John Hancock Funds, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries in the eTreasury module of the Lawson general ledger application.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017.

   The total revenue (Item No. 2a on Form SIPC-7) differs from the total revenue reported in the audited financial statements required by SEC Rule 17a-5 by an amount of $4,884 due to amendment to FOCUS report filed subsequent to the filing of SIPC-7. No other findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments included as part of management's SIPC revenue breakdown worksheet.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843

Building a better working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether John Hancock Funds, LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

43582 FINRA DEC
John Hancock Funds, LLC
601 Congress Street, Floor 9
Boston, MA 02210-2805

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeff Long (617) 663-4343

2 A. General Assessment (item 2e from page 2) $ 591

B. Less payment made with SIPC-6 filed (exclude interest) (147)

7/24/2017
Date Paid

C. Less prior overpayment applied (60)

D. Assessment balance due or (overpayment) 384

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 384

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☒
Total (must be same as F above) $ 384

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

John Hancock Funds, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 25th day of January, 20 18

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 190,602,985
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	190,209,059
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	190,209,059
2d. SIPC Net Operating Revenues	$ 393,926
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 591

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